

UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

August 7, 2006

Mr. Mark D. Kucher, Chief Executive Officer
Battle Mountain Gold Exploration Corp.
One East Liberty Street,
6ᵗʰ Floor, Suit 9
Reno, Nevada  89504

> **Re:    Battle Mountain Gold Exploration Corp.**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2005**
> **Filed March 30, 2006**
> **Form 10-KSB/A for the Fiscal Year Ended December 31, 2005**
> **Filed April 10, 2006**
> **Form 10-KSB/A for the Fiscal Year Ended December 31, 2005**
> **Filed July 21, 2006**
> **Response letter dated July 20, 2006**
> **File No. 000-50399**

Dear Mr. Kucher:

We have reviewed your Form 10-KSB/A for the Fiscal Year Ended December 31, 2005 and response letter dated July 20, 2006, and have the following comments.  We have limited our review of your filing to those issues we have addressed in our comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB/A for the Fiscal Year Ended December 31, 2005

Description of Business, page 4

1.    We note your response to comment one of our letter dated May 12, 2006. We
      still note instances in your amendment dated July 21, 2006, where you make
      references to mines and other mineral properties that exist in the area of certain of
      your properties. For example, you describe on page seven that your Hot Pots
      Project is near the Lone Tree and Marigold mines, and you describe on page eight
      that your Fletch Junction Project is near the Aurora Mining District and the
      Borealis mine. We further note such references on page 15. We re-issue our
      prior comment one from our letter dated May 12, 2006.

Financial Statements, page 21

Note 1. Organization and Significant Accounting Policies, page F-6

Stock-based Compensation, page F-8

2.    We note that you have adopted the fair value recognition provisions of SFAS 123.
      Please tell us why you chose to adopt the fair value recognition provisions of
      SFAS 123 rather than adopt early SFAS 123(R). Please describe for us how the
      adoption of SFAS 123(R) will impact your accounting for your stock option plans
      and quantify the impact that the adoption of SFAS 123(R) will have on your
      financial statements.

3.    Please revise your financial statements as follows to reflect your adoption of the
      fair value recognition provisions of SFAS 123:

      a) Include an explanatory paragraph in your audit report to describe the change
         in accounting principle. Refer to paragraph six of AU 420 for further
         guidance.

      b) Disclose whether you applied the modified prospective method or the
         retroactive restatement method. If you used the modified prospective method,
         then provide the pro forma disclosures under paragraph 45.c. of SFAS 123.

      c) Label impacted amounts as "restated", and describe the adjustments made to
         your financial statements.

      d) File restated quarterly financial statements on Form 10-QSB as adoption of a
         new method of accounting for stock options must be applied as of the

beginning of the fiscal year in which it is adopted.  Refer to paragraph 266 of SFAS 123 for further guidance.

e) We note on page F-9 of your 10-KSB/A filed on April 10, 2006, that your net loss for 2005 if the fair value-based method had been applied to all awards was $1,719,211.  Please reconcile this amount for us with your restated net loss for 2005 of $1,793,922.

Note 10.  Stock Option Plan, page F-16

4.      We note your response to comment five of our letter dated May 12, 2006.  Please tell us whether the financial statements contained in your 10-KSB/A filed on April 10, 2006, contained errors related to your accounting for stock options.  If so, please disclose the nature of the error and describe how you corrected it through the adoption of the fair value recognition provisions of SFAS 123. Furthermore, describe the correction of an error in an explanatory paragraph in your audit report.  Refer to paragraph 12 of AU 420.

5.      We note that you did not record any stock-based compensation expense for the period ended December 31, 2004.  We further note that you granted one million options during 2004.  Please tell us why you did not record any stock-based compensation in connection with the 2004 option grants.

6.      Please tell us how you accounted for the April 2005 amendment of the terms of your stock option plan, and disclose the impact of such amendment on your consolidated financial statements.

Note 11.  Income Taxes, page F-18

7.      Please update your income tax footnote to reflect your restatements.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Ryan Milne at (202) 551-3688, if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-3684 with any other questions.

Sincerely,


April Sifford
Branch Chief